Exhibit 21

Subsidiaries of American Realty Capital Trust V, Inc.

Name	Jurisdiction of Formation/Incorporation
American Realty Capital Operating Partnership V, LP	Delaware
ARC DGMSNTX002, LLC	Delaware
ARC DGSVNMO001, LLC	Delaware